
05074557


IEC
electronics corp.

IEC Electronics Corp.


RECD S.E.C.
DEC 1 5 2005
1086

2005


DEC 1 6 2005

Annual Report



www.iec-electronics.com

Business

IEC Electronics Corp. provides electronics manufacturing services to original equipment manufacturers (OEMs). We focus on customers developing complex, advanced technology products for a wide array of market sectors ranging from toxic gas monitoring and detection through satellite communications, medical, military and general industrial.

IEC specializes in complex and challenging electronics manufacturing. Our capabilities include high-tech services such as automated optical inspection, real-time x-ray, environmental stress screening, ceramic and plastic BGA SMT placement, and board assembly up to 21 inches wide, with component placement as small as 0.020 inches by 1.010 inches. We also have experience with lead-free manufacturing solders, MEMs, 0201 placement, conformal coating, BGA reballing, and embedded passives.

Our broad based manufacturing services feature leading edge design and assembly technology and provide our customers with innovative end-to-end solutions. IEC's full spectrum of services are available on a turnkey or consignment basis and include: product design, prototype development, printed circuit board assembly, supply chain management, material procurement and control, manufacturing and test equipment support, statistical quality assurance and complete resource management.

IEC operates a 300,000 square foot manufacturing facility in Newark, New York. Our 10,000 square foot Technology Center is located within the Newark manufacturing facility. It specializes in new product introduction (NPI) services including design engineering, dedicated production lines for prototype assembly and an Advanced Materials Technology Laboratory for process analysis.

IEC is a world-class ISO:9001-2000 certified company. Our manufacturing processes encompass the best aspects of Lean Manufacturing and Six Sigma Principles. IEC is also an FDA registered contract manufacturer of medical devices, and is a fully ITAR registered and compliant company. Many OEM's consider these certifications crucial when qualifying their EMS providers.

Chairman's Letter

To Our Shareholders,

Fiscal 2005 positioned our Company for growth and success in the future. Our principal objective was to add new accounts to our customer portfolio and thereby reduce our dependency on any one customer. This we succeeded in doing. We embarked on a focused sales strategy. We sought out prospective customers in high reliability applications with high mix, low volume manufacturing demands. Many of these new prospects operate in markets such as the military, homeland security and industrial sectors that value high reliability and prefer low volume domestic manufacturing. Over the course of the year, we successfully added a number of new customers in these targeted markets while delivering significant operational improvements positioning the company for growth.

The year was not without its difficult moments. As discussed in prior year press releases our focus has been on replacing the loss of major customers that represented the bulk of our 2004 sales. While the transition is not yet complete, it becomes clearer by the day that good things are starting to happen which bode well for the future. Last year there were substantial changes to the senior management team. This year we have continued to add to the management team by bringing to our Company outstanding talent in both Quality Assurance and Engineering. We appreciate that our revenue base has declined, however the number of customers has substantially increased, and they require a different operating methodology and managerial skill set to support the transition and future growth. These involved costs we willingly absorbed in order to be prepared for the current and future demands of our customers.

When we look forward, we believe that IEC has the right vision and focus to capitalize on the business opportunities created by our current customers. We are also very encouraged by our prospective customers portfolio. We foresee substantial sales growth as we complete the transition. Consistent with the anticipated growth we will continue rebuilding the management group and adding the right talent to support the Company in the future.

Again, this year I acknowledge the effort and contribution of our employees. They have done an excellent job advancing the quality of your Company and embracing the change. In conclusion, and on behalf of the Board of Directors, the management team and myself we thank you for your continued support during this transition and for all the kind comments received during the year. We will continue our efforts to merit your support.



W. Barry Gilbert
Chairman
IEC Electronics Corp.

MANAGEMENT'S DISCUSSION OF OPERATIONS

The information in this Management's Discussion & Analysis should be read in conjunction with the accompanying consolidated financial statements, the related Notes to Financial Statements and the Five-Year Summary of Financial Data. Forward-looking statements in this Management's Discussion and Analysis are qualified by the cautionary statement preceding Item 1 in our Form 10-K for the fiscal year ending September 30, 2005.

Overview

We were profitable during each of our four quarters of 2005. During 2003, we received notification from our largest customer that they planned to move most of their contract assembly work offshore. During 2004, we received similar notification from our second largest customer. We subsequently restructured our organization to align resources more closely with our customer requirements. We refocused our sales efforts on high technology products that are less likely to migrate to offshore suppliers. We have added and we continue to add new but smaller customers that we expect will contribute to growth and profitability in the future.

Analysis of Operations

Sales (dollars in millions)

For Year Ended September 30,	2005	2004	2003
Net sales	$19.1	$27.7	$48.2

The 31% decrease in fiscal 2005 net sales compared to fiscal year 2004, and the 42% decrease in fiscal 2004 net sales compared to fiscal 2003 was primarily due to a reduction in business from two major customers that accounted for more than 50% of our 2003 business

Gross Profit and Selling and Administrative Expenses

(as a % of Net Sales)

For Year Ended September 30,	2005	2004	2003
Gross profit	13.8%	7.2%	11.1%
Selling and administrative expenses	11.4%	9.0%	6.1%

Gross profit as a percentage of sales was 13.8% in fiscal 2005 as compared to 7.2% in fiscal 2004. The increase was attributable to favorable product mix and productivity gains associated with our restructuring efforts. The improvement was also due in part to minimal bad debt expense.

Gross profit as a percentage of sales was 7.2% in fiscal 2004 as compared to 11.1% in fiscal 2003. The decrease was primarily attributable to high start up costs associated with several new customers, as well as fixed overhead costs being spread over fewer revenue dollars. We also absorbed a $0.4 million bad debt expense during 2004.

Selling and administrative expenses as a percentage of sales increased to 11.4% in fiscal 2005 compared to 9.0% in fiscal 2004. Expenses were $0.3 million lower in 2005 vs. 2004, but they were higher on a percentage basis because of the reduction in revenues.

Selling and administrative expenses decreased by $0.4 million in fiscal 2004 compared to fiscal 2003. This decrease was in spite of an upgrade to our direct sales force as well as the addition of a new Vice President of Sales and Marketing. As a percentage of sales, selling and administrative expenses increased to 9.0% in fiscal 2004 compared to 6.1% in fiscal 2003. The percentage increase was due to expenses being spread over fewer sales dollars in 2004 compared to 2003.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Other Income and Expense (dollars in millions)

For Year Ended September 30,	2005	2004	2003
Interest and financing expense	$0.4	$0.4	$0.6
Other income	$0.3	$0.3	$0.1

Interest and financing expense was $0.4 during both 2005 and 2004, and $0.6 million during 2003. The large reduction in 2004 vs. 2003 was due to lower borrowing levels. Debt was reduced even further during 2005, but the reported expense did not come down accordingly. This is because the reported figure includes both interest on money that is being borrowed at negotiated rates of interest, plus fees and amortization of loan origination costs. Some fees and loan origination costs will become fully amortized during the second quarter of 2006.

We had other income of $0.3 million during both fiscal 2005 and 2004 and other income of $0.1 million during 2003. Other income was primarily attributable to gains on the sale of excess equipment.

Income Taxes (as a % of income (loss) before income taxes)

For Year Ended September 30,	2005	2004	2003
Effective tax rate	- %	- %	(12.1)%

We recorded a $260,000 tax benefit during fiscal 2003. This is due to a $250,000 adjustment against valuation allowances that had been established against our net deferred tax assets and $10,000 from the utilization of a state net operating loss carryforward. We continue to maintain a $20 million valuation allowance against our net deferred tax assets including the net operating loss carryforward.

Restructuring Charge (Benefit) (dollars in millions)

For Year Ended September 30,	2005	2004	2003
	$0.1	$0.3	($0.1)

During May 2004, the Company commenced a restructuring initiative in an attempt to more closely align resources to customer requirements. The Company recorded $119,000 of expenses during fiscal 2005, and $257,000 of expenses during fiscal 2004. The restructuring has resulted in the reduction of 57 employees. The annual savings to IEC will be $1,865,000. The Company believes that most of its restructuring initiatives have been completed, and that all payments will be made by November 30, 2005.

During Fiscal 2003, we recorded a benefit from restructuring of $63,000. This was due to certain severance payments accrued in 2002 that will no longer be paid out.

Discontinued Operations

On June 18, 2002, we sold substantially all of the assets of IEC-Mexico to Electronic Product Integration Corporation (EPI). The reserve balance at September 30, 2005 was $64,000. It is anticipated that all remaining charges against the accrual will be made by June 30, 2006.

On February 28, 2003, we sold our Edinburg, Texas facility for $875,000. As a result, we recorded a $184,000 restructuring benefit due to certain facility payments accrued in a prior fiscal year that will no longer be paid out.

MANAGEMENT'S DISCUSSION OF OPERATIONS

Significant Events

Historically, a relatively small number of customers were responsible for a significant portion of our net sales. During 2003 our largest customer, representing 56% of our 2003 sales announced its intention to begin manufacturing most of the products it purchased from IEC at its own facility. During 2004, another large customer, representing 48% of our 2004 sales, informed us of its plan to discontinue a product that we had been manufacturing for them, and that they would also move substantial amounts of its remaining contract assembly work to China. During the past two years, we have added many new smaller customers and have reduced our dependence on a few larger customers. Two customers represented 87% of our 2003 sales. Five customers accounted for 76% of our revenue in both 2004 and 2005. We expect to achieve further diversification of our customer base during 2006.

Liquidity and Capital Resources

Cash Flow provided by operating activities was $1.8 million for the fiscal year ended September 30, 2005. This compares to ($0.7) million and $4.6 million for fiscal 2004 and fiscal 2003 respectively. The increase in operating cash flows for fiscal 2005 compared to fiscal 2004 was primarily a result of improved profitability, $1.2 million, and lower inventory, $1.3 million.

Working capital at September 30, 2005 was $2.0 million, compared to $0.7 million in the same period of the prior year. At September 30, 2005 we had no borrowings under our revolving credit facility. The maximum borrowing limit under our revolving credit facility is limited to the lesser of (i) $3.8 million or (ii) an amount equal to the sum of 85% of the receivables borrowing base and 35% of the inventory borrowing base. Availability under the line of credit was $1.6 million on September 30, 2005. We believe that our liquidity is adequate to cover operating requirements for the next 12 months.

We also have a term loan of $750,000 that is secured by a first mortgage on the IEC plant in Newark, New York (the "Real Estate Loan"), and a second term loan of $108,000, that is secured by machinery and equipment (the "Equipment Loan"). The Real Estate Loan is payable in 39 monthly installments of $12,500 commencing October 1, 2005, and a final payment of the remaining balance on January 1, 2009. The Equipment Loan is payable in 6 monthly installments of $16,667 commencing October 1, 2005, and a final payment of the remaining balance on April 1, 2006. Each loan has an interest rate of prime plus 2.0%.

The financing agreements contain various affirmative and negative covenants including, among others, limitations on the amount available under the revolving line of credit relative to the borrowing base, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). We were compliant with these covenants at September 30, 2005.

Application of Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for us include revenue recognition, impairment of long-lived assets, accounting for legal contingencies and accounting for income taxes.

We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We evaluate the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

MANAGEMENT'S DISCUSSION OF OPERATIONS

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated.

Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position or our results of operations.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in IEC's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact IEC's financial position or its results of operations.

Impact of Inflation

The impact of inflation on our operations has been minimal due to the fact that we are able to adjust our bids to reflect any inflationary increases in cost.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will adopt SFAS No. 151 effective October 1, 2005. We do not believe it will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets”, which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 became effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and the recording of such expense in the consolidated financial statements. This eliminates the exception to account for such awards using the intrinsic value method previously allowable under Accounting Principles Board (APB) Opinion No. 25. Pro forma disclosure of fair value recognition will no longer be an alternative. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from share-based payment arrangements.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS No. 123 either for (a) all periods presented or (b) prior interim periods of the year of adoption.

In March 2005, the SEC released Staff Accounting Bulletin (SAB) 107, "Share-Based Payment", which expresses views of the SEC Staff about the application of SFAS No. 123(R). In April 2005, the SEC issued a rule that SFAS No. 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005.

SFAS 123(R) will be effective for our first quarter of fiscal 2006 and we expect to use the modified prospective method. We have selected the Black-Scholes option–pricing model as the most appropriate fair-value method for our awards and will recognize compensation cost on a straight-line basis over our awards' vesting periods. Although the adoption of SFAS No. 123(R) will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and earnings per share. The actual effects of adopting SFAS No. 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, our stock price volatility, estimated forfeiture rates and employee stock option exercise behavior. See Note 1 for the effect on reported net income and earnings per share if we had accounted for our stock option plan using the fair value method.

In June 2005, the FASB issued SFAS No. 154, " Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements of the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any of the existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

Quantitative And Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures about Market Risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of IEC due to adverse changes in financial rates. We are exposed to market risk in the area of interest rates. One exposure is directly related to our Term Loan and Revolving Credit borrowings under the Credit Agreement, due to their variable interest rate pricing. Management believes that interest rate fluctuations will not have a material impact on IEC's results of operations.

Market For Registrant's Common Equity, Related Stockholder Matters, And Issuer Purchases Of Equity Securities

(a) Market Information.

IEC's Common Stock is listed on The Over the Counter Bulletin Board ("OTCBB") under the symbol IECE.OB.

The following table sets forth, for the fiscal quarter indicated, the high and low closing prices for the Common Stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

Quarter	High	Low
October 1, 2003 – December 31, 2003	$ 2.40	$ 1.05
January 1, 2004 – March 31, 2004	$ 2.40	$ 0.92
April 1, 2004 - June 30, 2004	$ 1.40	$ 0.85
July 1, 2004 - September 30, 2004	$ 1.03	$ 0.31
October 1, 2004 – December 31, 2004	$ 0.75	$ 0.43
January 1, 2005 – April 1, 2005	$ 0.78	$ 0.45
April 2, 2005 - July 1, 2005	$ 0.68	$ 0.43
July 2, 2005 - September 30, 2005	$ 0.85	$ 0.51

The closing price of IEC's Common Stock on the OTCBB on November 18, 2005, was $0.54 per share.

(b) Holders.

As of November 18, 2005, there were approximately 151 holders of record of IEC's Common Stock. Many of our shares of Common Stock are held by brokers and other institutions, and we are unable to estimate the number of these stockholders.

(c) Dividends.

IEC has never paid dividends on its Common Stock. It is the current policy of the Board of Directors of IEC to retain earnings for use in our business. Certain financial covenants set forth in IEC's current loan agreement prohibit IEC from paying cash dividends. We do not plan to pay cash dividends on our Common Stock in the foreseeable future.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning IEC's equity compensation plans as of September 30, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans:			
approved by security holders	1,626,129	$ 0.74	464,497
not approved by security holders	-	NA	-
Total	1,626,129	$ 0.74	464,497

Issuance of Unregistered Securities
Not Applicable

Repurchases of IEC Securities
Not Applicable

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003
(in thousands, except per share and share data)

	2005	2004	2003
Net sales	$ 19,066	$ 27,701	$ 48,201
Cost of sales	16,436	25,714	42,693
Gross profit	2,630	1,987	5,508
Operating expenses			
Selling and administrative expenses	2,165	2,489	2,919
Restructuring (benefit) charge	119	257	(63)
Total operating expenses	2,284	2,746	2,856
Operating income (loss)	346	(759)	2,652
Interest and financing expense	(363)	(386)	(642)
Other income	274	316	143
Net income (loss) before income taxes	257	(828)	2,153
(Benefit from) provision for income taxes	-	-	(260)
Income (loss) from continuing operations	257	(828)	2,413
Discontinued operations:			
Income from operations of IEC-Mexico disposed of (net of income taxes of $0, $0, and $56 in 2005, 2004 and 2003, respectively)	28	-	184
Net income (loss)	$ 285	$ (828)	$ 2,597
Net income (loss) per common and common equivalent share:			
Basic			
Income (loss) from cont. operations	$ 0.03	$ (0.10)	$ 0.31
Income (loss) from discont. ops.	$ 0.00	$ 0.00	$ 0.02
Income (loss) available to common shareholders	$ 0.03	$ (0.10)	$ 0.33
Diluted			
Income (loss) from cont. operations	$ 0.03	$ (0.10)	$ 0.29
Income (loss) from discont. ops.	$ 0.00	$ 0.00	$ 0.02
Income (loss) available to common shareholders	$ 0.03	$ (0.10)	$ 0.31
Weighted average number of common and common equivalent shares outstanding:			
Basic	8,260,595	8,118,587	7,898,699
Diluted	8,570,520	8,118,587	8,273,977

The accompanying notes are an integral part of these financial statements.

FIVE YEAR SUMMARY
(in thousands, except per share data)

Years Ended September 30,	2005	2004	2003	2002	2001
INCOME STATEMENT DATA					
Net sales	$ 19,066	$ 27,701	$ 48,201	$ 39,365	$114,771
Gross profit (loss)	$ 2,630	$ 1,987	$ 5,508	$ 2,297	$ 2,942
Operating income (loss)	$ 346	$ (759)	$ 2,652	$ (3,026)	$(16,208)
Income (loss) from continuing operations	$ 257	$ (828)	$ 2,413	$ (3,771)	$(17,439)
Income (loss) from discontinued operations	$ 28	$ 0	$ 184	$ (7,208)	$(11,833)
Net income (loss)	$ 285	$ (828)	$ 2,597	$ (10,979)	$(29,272)
Income (loss) from continuing operations per common and common equivalent share:					
Basic	$ 0.03	$ (0.10)	$ 0.31	$ (0.49)	$ (2.28)
Diluted	$ 0.03	$ (0.10)	$ 0.29	$ (0.49)	$ (2.28)
Income (loss) from discontinued operations per common and common equivalent share:					
Basic	$ 0.00	$ 0.00	$ 0.02	$ (0.94)	$ (1.55)
Diluted	$ 0.00	$ 0.00	$ 0.02	$ (0.94)	$ (1.55)
Net income (loss) per common and common equivalent share:					
Basic	$ 0.03	$ (0.10)	$ 0.33	$ (1.43)	$ (3.83)
Diluted	$ 0.03	$ (0.10)	$ 0.31	$ (1.43)	$ (3.83)
Common and common equivalent shares					
Basic	8,261	8,119	7,899	7,692	7,651
Diluted	8,571	8,119	8,274	7,692	7,651
BALANCE SHEET DATA					
Working capital (deficiency)	$ 2,038	$ 726	$ 1,428	$ (3,572)	$ 1,163
Total assets	$ 5,538	$ 8,530	$ 10,506	$ 15,065	$38,127
Long-term debt, including current maturities	$ 937	$ 2,366	$ 2,667	$ 4,396	$13,382
Shareholders' equity	$ 3,020	$ 2,616	$ 3,414	$ 799	$11,809

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003
(in thousands)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Shareholders Equity
BALANCE, September 30, 2002		$77	$38,418	$(37,640)	$ (45)	$ (11)	$ 799
Shares issued under Directors and Employee Stock Plan		$ 3	$ 61	-	-	-	$ 64
Net Income	$ 2,597	-	-	$ 2,598	-	-	$ 2,598
Other comprehensive Loss, currency Translation adjustments	$ (47)	-	-	-	$ (47)	-	$ (47)
Comprehensive loss	$ 2,550						
BALANCE, September 30, 2003		$ 80	$38,479	$(35,042)	$ (92)	$ (11)	$ 3,414
Shares issued under Directors and Employee Stock Plan		$ 2	$ 28	-	-	-	$ 30
Net Loss	$ (828)	-	-	$ (828)	-	-	$ (828)
Other comprehensive Loss, currency translation adjustments	$ -	-	-	-	$ -	-	$ -
Comprehensive income	$ (828)						
BALANCE, September 30, 2004		$ 82	$38,507	$(35,870)	$ (92)	$ (11)	$ 2,616
Shares issued under Directors and Employee Stock Plan		$ 1	$ 26	-	-	-	$ 27
Net Income	$ 285	-	-	$ 285	-	-	$ 285
Other comprehensive Income, currency translation adjustments	$ 92	-	-	-	$ 92	-	$ 92
Comprehensive income	$ 377						
BALANCE, September 30, 2005		$ 83	$38,533	$(35,585)	$ -	$ (11)	$3,020

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 2005, 2004 AND 2003
(in thousands)

	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 285	$ (828)	$ 2,597
Non-cash adjustments:			
(Income) from discontinued operations	(28)	-	(184)
Depreciation and amortization	1,016	1,138	1,457
Gain on sale of fixed assets	(270)	(298)	(50)
Issuance of directors fees in stock	21	17	8
Changes in operating assets and liabilities:			
Accounts receivable	1,366	294	1,476
Inventories	1,253	(249)	1,779
Deferred income taxes	-	-	(250)
Other current assets	3	46	(144)
Accounts payable	(1,336)	(487)	(1,325)
Accrued expenses	(474)	(369)	(724)
Net cash flows from operating activities	1,836	(736)	4,640
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(239)	(113)	(274)
Proceeds from sale of property	270	298	547
Proceeds from sale of discontinued operations	-	-	875
Net cash flows from investing activities	31	185	1,148
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments under loan agreements	(403)	(1,326)	(3,019)
Borrowings (payments) on line of credit	(1,025)	1,025	(4,395)
Proceeds from borrowing	-	-	3,500
Debt issuance costs	-	-	(263)
Common stock issued under financing plan	-	-	50
Proceeds from exercise of stock options	7	13	6
Net cash flows from financing activities	(1,421)	(288)	(4,121)
Cash (used in) from discontinued operations	15	46	(827)
Change in cash and cash equivalents	461	(793)	840
Effect of exchange rate changes	-	-	(47)
Cash and cash equivalents, beginning of year	-	-	-
Cash and cash equivalents, end of year	$ 461	$ -	$ 793
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 260	$ 386	$ 642
Income taxes, net of refunds received	$ -	$ -	$ (10)
Conversion of accounts payable to long-term payable	$ -	$ -	$ 760
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Conversion of accounts payable to debt	$ -	$ -	$ 1,187

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2005 AND 2004
(in thousands)

ASSETS	2005	2004
CURRENT ASSETS:		
Cash	$ 461	$ -
Accounts receivable (net allowance for doubtful Accounts of $35 and $500 respectively)	2,344	3,710
Inventories	630	1,882
Deferred income taxes	250	250
Other current assets	279	338
Total Current Assets	3,964	6,180
FIXED ASSETS:		
Land and land improvements	$ 707	$ 768
Building and improvements	4,080	3,995
Machinery and equipment	22,582	40,951
Furniture and fixtures	4,138	5,283
Sub-Total Gross Property	31,507	50,997
Less Accumulated Depreciation	(30,000)	(48,761)
Total Fixed Assets	1,507	2,236
Other Non-Current Assets	67	114
TOTAL ASSETS	$ 5,538	$8,530

LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004
CURRENT LIABILITIES:		
Short term borrowings	$ 345	$1,905
Accounts payable	918	2,253
Accrued payroll and related expenses	264	549
Other accrued expenses	399	747
Total current liabilities	1,926	5,454
Long term vendor payable	57	227
Long term bank debt	535	233
TOTAL LIABILITIES	$ 2,518	$5,914
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, Authorized - 500,000 shares; Issued and outstanding - none	-	-
Common stock, $.01 par value, Authorized - 50,000,000 shares; Issued - 8,292,450 and 8,215,458 shares (net of 573 treasury shares)	72	71
Additional paid-in capital	38,533	38,507
Accumulated deficit	(35,585)	(35,870)
Accumulated translation adjustments	-	(92)
Total Shareholder's Equity	3,020	2,616
TOTAL LIABILITIES AND EQUITY	$ 5,538	$8,530

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

IEC Electronics Corp. ("IEC", the "Company") is an independent electronics manufacturing services("EMS") provider of complex printed circuit board assemblies and electronic products and systems. The Company is a significant provider of high quality electronics manufacturing services with state-of-the-art manufacturing capabilities and production capacity. Utilizing computer controlled manufacturing and test machinery and equipment, the Company provides manufacturing services employing surface mount technology ("SMT") and pin-through-hole ("PTH") interconnection technologies. As an independent full-service EMS provider, the Company offers its customers a wide range of manufacturing and management services, on either a turnkey or consignment basis, including design, prototype, material procurement and control, manufacturing and test engineering support, statistical quality assurance, complete resource management and distribution. The Company's strategy is to cultivate strong manufacturing relationships with established and emerging original equipment manufacturers ("OEMs").

Consolidation

The consolidated financial statements include the accounts of IEC and its wholly-owned subsidiary, IEC Electronicos de Mexico ("Mexico"), (collectively, "IEC"). Operations in Texas and Mexico were closed in July 2002. All significant intercompany transactions and accounts have been eliminated.

Revenue Recognition

The Company's net revenue is derived from the sale of electronic products built to customer specifications. The company also derives revenue from design services and repair work. Revenue from sales is generally recognized, net of estimated product return costs, when goods are shipped; title and risk of ownership have passed; the price to the buyer is fixed or determinable; and recovery is reasonable assured. Service related revenues are recognized upon completion of the services. The company assumes no significant obligations after product shipment

Allowance for Doubtful Accounts

The Company establishes an allowance for uncollectable trade accounts receivable based on the age of outstanding invoices and management's evaluation of collectibility of outstanding balances.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents are held and managed by institutions which follow the Company's investment policy. The fair value of the Company's financial instruments approximates carrying amounts due to the relatively short maturities and variable interest rates of the instruments, which approximate current market interest rates.

Long-Lived Assets

The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." IEC evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group).

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and payable, accrued liabilities, and debt. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value. The fair value of the Company's debt is estimated based upon similar market rate debt issues.

Earnings Per Share

Net income (loss) per common share is computed in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings per common share are calculated by dividing income available to common shareholders by the weighted-average number of common shares outstanding for each period. Diluted earnings per common share are calculated by adjusting the weighted-average shares outstanding assuming conversion of all potentially dilutive stock options, warrants and convertible securities.

Stock Based Compensation

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123). Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had the Company recognized compensation cost based upon the fair value at the date of grant for awards under its plans consistent with the methodology prescribed by SFAS No. 123, net income (loss) and net income (loss) per common and common equivalent share would have been as follows for years ended September 30 (in thousands, except per share data):

	2005		2004		2003	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net income (loss)	$ 285	$ 86	$ (828)	$ (961)	$ 2,597	$ 2,539
Net income (loss) per common and common equivalent share:						
Basic	$ 0.03	$ 0.01	$ (0.10)	$ (0.12)	$ 0.33	$ 0.32
Diluted	$ 0.03	$ 0.01	$ (0.10)	$ (0.12)	$ 0.31	$ 0.29

Because the SFAS No. 123 method of accounting had not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted during fiscal 2005, 2004 and 2003 was $.048, $0.96, and $1.09, respectively. The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 3.9 percent, 3.4 percent, and 3.0 percent, for fiscal 2005, 2004 and 2003 respectively; volatility of 125 percent, 118 percent, 79 percent for fiscal 2005, 2004 and 2003, respectively; and expected option life of 6.3 years, 4.1 years, and 6.7 for fiscal 2005, 2004 and 2003, respectively. There were no dividends. Forfeitures are recognized as they occur.

On August 24, 2005, the Board of Directors approved accelerated vesting on stock options with an exercise price of $0.90 or higher because it was believed that these options no longer served their intended purpose. Approximately 184,000 options were vested due to this decision.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary are translated based on the current exchange rate at the end of the period for the balance sheet and weighted-average rate for the period for the statement of operations. Translation adjustments are recorded as a separate component of equity. Transaction gains or losses are included in operations.

Comprehensive Income

Comprehensive income (loss) consists of net income (loss) and foreign currency translation adjustments and is presented in the statements of comprehensive income (loss) and shareholders' equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in 2004 and 2003 have been reclassified to conform with the 2005 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151, "Inventory Costs", which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS No. 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to costs of conversion be based upon the normal capacity of the production facilities. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We will adopt SFAS No. 151 effective October 1, 2005. We do not believe it will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets", which eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 became effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires an issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and the recording of such expense in the consolidated financial statements. This eliminates the exception to account for such awards using the intrinsic value method previously allowable under Accounting Principles Board (APB) Opinion No. 25. Pro forma disclosure of fair value recognition will no longer be an alternative. In addition, the adoption of SFAS No. 123(R) will require additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from share-based payment arrangements.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

Modified prospective method: Compensation cost is recognized beginning with the effective date of adoption (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date of adoption and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of adoption that remain unvested on the date of adoption.

Modified retrospective method: Includes the requirements of the modified prospective method described above, but also permits restatement using amounts previously disclosed under the pro forma provisions of SFAS No. 123 either for (a) all periods presented or (b) prior interim periods of the year of adoption.

In March 2005, the SEC released Staff Accounting Bulletin (SAB) 107, "Share-Based Payment", which expresses views of the SEC Staff about the application of SFAS No. 123(R). In April 2005, the SEC issued a rule that SFAS No. 123(R) will be effective for annual reporting periods beginning on or after June 15, 2005.

SFAS 123(R) will be effective for our first quarter of fiscal 2006 and we expect to use the modified prospective method. We have selected the Black-Scholes option–pricing model as the most appropriate fair-value method for our awards and will recognize compensation cost on a straight-line basis over our awards' vesting periods. Although the adoption of SFAS No. 123(R) will have no adverse impact on our balance sheet or total cash flows, it will affect our net income and earnings per share. The actual effects of adopting SFAS No. 123(R) will depend on numerous factors including the amounts of share-based payments granted in the future, our stock price volatility, estimated forfeiture rates and employee stock option exercise behavior. See Note 1 for the effect on reported net income and earnings per share if we had accounted for our stock option plan using the fair value method.

In June 2005, the FASB issued SFAS No. 154, " Accounting Changes and Error Corrections", a replacement of APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 changes the requirements of the accounting for and reporting of a change in accounting principle. Previously, most voluntary changes in accounting principles required recognition via a cumulative effect adjustment within net income of the period of the change. SFAS No. 154 requires retrospective application to prior periods' financial statements, unless it is impractical to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any of the existing accounting pronouncements. We do not believe adoption of SFAS No. 154 will have a material effect on our consolidated financial position, results of operations or cash flows.

2. INVENTORIES

Inventories are stated at the lower of weighted average cost (first-in, first-out) or market. The major classifications of inventories are as follows at period end (in thousands):

	2005	2004
Raw Materials	$ 432	$ 1,162
Work-in-process	197	711
Finished goods	1	9
	$ 630	$ 1,882

3. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost and are depreciated over various estimated useful lives using the straight-line method.

Maintenance and repairs are charged to expense as incurred; renewals and improvements are capitalized. At the time of retirement or other disposition of property, plant, and equipment, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

Depreciation and amortization was $1.0 million, $1.1 million, and $1.5 million for the years ended September 30, 2005, 2004 and 2003, respectively.

The principal depreciation and amortization lives used are as follows:

Description	Estimated Useful Lives
Land improvements	10 years
Buildings and improvements	5 to 40 years
Machinery and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years

During the year ended September 30, 2005 the company completed a physical inventory of its equipment. During that inventory, it was discovered that gross fixed assets were overstated by $15 million. Most of the overstatement was due to assets sold during prior periods that were not properly accounted for. All of these assets were fully depreciated on the financial statements, and there was no impact to earnings or cash flow as a result of this adjustment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005, 2004 AND 2003

4. RESTRUCTURING

During May 2004, the Company commenced a restructuring initiative in an attempt to more closely align resources to customer requirements. The Company recorded $119,000 of expenses during fiscal 2005, and $257,000 of expenses during fiscal 2004. The restructuring has resulted in the reduction of 57 employees. The annual savings to IEC will be approximately $1.8 million. The company believes that most of its restructuring initiatives have been completed, and that all payments will be made by November 30, 2005.

During Fiscal 2003, we recorded a benefit from restructuring of $63,000. This was due to certain severance payments accrued in 2002 that will no longer be paid out.

5. LONG-TERM DEBT:

Long-term debt consists of the following at September 30 (in thousands):

	2005	2004
Term loans	$ 793	$ 933
Vendor term notes	144	407
Less - Current portion	(345)	(880)
	$ 592	$ 460

On January 14, 2003, IEC completed a new $7,300,000 financing composed of a $5,000,000 Senior Secured Facility with Keltic Financial Partners LLP ("Keltic"), a $2,200,000 Secured Term Loan with SunTrust Bank ("SunTrust") and a $100,000 infusion by certain of the IEC directors. There have been three subsequent amendments to the loan agreements. Under the terms of the current agreement with Keltic, IEC has a revolving line of credit for up to $3,850,000 based upon advances on eligible accounts receivable and inventory, a $750,000 term loan that is secured by the Company's real estate, and a $199,000 term loan that is secured by machinery and equipment. The term loans have an interest rate of prime plus 2%. The prime rate at September 30, 2005 was 6.75%. During July 2005, the company sold two small parcels of unused land for $65,000 and used the proceeds to prepay one of the Keltic term loans. On September 30, 2005 the company was not borrowing from the revolving line of credit. The combined balance on the Keltic term loans was $793,000.

The Keltic loan agreement contains various affirmative and negative covenants including limitations on the amount available under the revolving line of credit relative to the borrowing base, and minimum earnings before interest, taxes, depreciation and amortization (EBITDA). During January 2003, the Company entered into agreements with certain of its trade creditors providing for extended payment terms on past due balances.

Aggregate debt maturities on are as follows:

(in thousands)

2006	$ 345
2007	193
2008	160
2009	154
2010	85
Total	$ 937

6. INCOME TAXES:

The provision for (benefit from) income taxes in fiscal 2005, 2004 and 2003 is summarized as follows (in thousands):

	2005	2004	2003
Current			
Federal	$ -	$ -	$ -
State/Other	-	-	(10)
Deferred			
Federal	-	-	(188)
State/Other	-	-	(62)
(Benefit from) provision for income taxes, net	$ -	-	(260)

The components of the deferred tax asset (liability) at September 30 are as follows (in thousands):

	2005	2004	2003
Net operating loss and AMT credit carryovers	$16,069	$ 16,184	$15,614
Accelerated depreciation	446	85	291
New York State investment tax credits	3,237	3,235	3,237
Compensated absences	0	93	91
Inventories	128	101	90
Receivables	12	170	26
Restructuring reserve	11	42	48
Other	389	374	489
	20,292	20,284	19,886
Valuation allowance	(20,042)	(20,034)	(19,636)
	$ 250	$ 250	$ 250

The Company has a net operating loss carryforward of $46.5 million (expiring in years through 2024). The Company has available approximately $4.9 million in New York State investment tax credits (expiring in years through 2017). In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The Company expects the deferred tax assets, net of the valuation allowance, at September 30, 2005 to be realized as a result of the reversal of existing taxable temporary differences.

The differences between the effective tax rates and the statutory federal income tax rates for fiscal years 2005, 2004 and 2003 are summarized as follows:

	2005	2004	2003
Federal Tax (Benefit) at statutory rates	(34.0)%	(34.0)%	34.0%
Goodwill adjustments	-	-	-
Provision for state taxes, net of Federal Benefit	-	-	5.0
Life Insurance	-	-	-
Other	-	-	-
Utilization of NOL Carryforwards	-	-	(39.0)
Valuation Allowance	(34.0)	(34.0)	(12.1)
	- %	-%	(12.1)%

7. SHAREHOLDERS' EQUITY:

Stock-Based Compensation Plans

In December 2001, the Board of Directors authorized the 2001 Stock Option and Incentive Plan, reserving 1,500,000 shares of common stock for issuance to directors, officers, consultants or independent contractors providing services to the Company and key employees. The shareholders approved the 2001 Plan in February 2002. In January 2005, the number of shares reserved under the 2001 plan was increased from 1,500,000 shares to 2,500,000 shares. The 2001 plan superceded a similar plan that was adopted in 1993 (the "1993 SOP"). The option price for incentive options must be at least 100 percent of the fair market value at date of grant, or if the holder owns more than 10 percent of total common stock outstanding at the date of grant, then not less than 110 percent of the fair market value at the date of grant. In conjunction with the approval of the 2001 Plan, no further grants will be made under the 1993 SOP and the 1993 SOP was terminated. Stock options issued under the 2001 Plan generally terminate seven years from date of grant.

Generally, incentive stock options granted during the period between July 1995 through September 2005 vest in annual increments of 25 percent. In fiscal 2005, the Board of Directors granted certain incentive stock options that vest on the attainment of certain performance goals rather than on the basis of time. Nonqualified stock options granted during fiscal years 1999 to 2005 vest in annual increments of 33 1/3 percent.

Changes in the status of options under the SOP at September 30, are summarized as follows:

September 30,	Shares Under Option	Weighted Average Exercise Price	Available for Grant	Exercisable
2002	870,850	2.27	1,171,250	362,283
Options granted	643,200	0.61		
Options exercised	(34,500)	0.17		
Options forfeited	(168,750)	4.26		
2003	1,310,800		242,916	649,908
Options granted	244,000	1.09		
Options exercised	(175,755)	0.07		
Options forfeited	(277,010)	3.38		
2004	1,102,035		70,583	481,871
Options granted	643,000	0.54		
Options exercised	(41,390)	0.15		
Options forfeited	(77,516)	1.01		
2005	1,626,129		464,497	789,159

The following table summarizes information about stock options outstanding as of September 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at Sept. 30, 2005	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at Sept. 30, 2005	Weighted Avg. Exercise Price
$ 0.07 - $ 0.21	279,500	2.52	$ 0.10	272,833	$ 0.10
$ 0.40 - $ 0.59	664,345	6.39	$ 0.52	37,667	$ 0.52
$ 0.61 - $ 0.73	54,500	5.36	$ 0.70	15,875	$ 0.70
$ 0.95 - $ 1.29	448,584	4.42	$ 1.00	283,584	$ 1.03
$ 1.50 - $ 1.88	149,100	1.63	$ 1.55	149,100	$ 1.55
$ 2.50 - $ 3.87	30,100	1.62	$ 3.75	30,000	$ 3.75
	1,626,129			789,159	

Treasury Stock

The Treasury Stock balance is 573 shares with a cost of $11,000.

8. MAJOR CUSTOMERS AND CREDIT RISK CONCENTRATIONS:

Financial instruments, which potentially subject the Company to concentrations of a significant credit risk, consist primarily of cash, cash equivalents, and trade accounts receivable. The Company has concentrations of credit risk due to sales to its major customers. Two customers represented 87% of our 2003 sales. Five customers accounted for 76% of our revenue in both 2004 and 2005.

At September 30, 2005, amounts due from two customers represented 31 percent and 17 percent of trade accounts receivable. At September 30, 2004, amounts due from two customers represented 27 and 25 percent of trade accounts receivable. The Company performs ongoing credit evaluations of its customers' financial positions and generally does not require collateral.

9. COMMITMENTS AND CONTINGENCIES:

As of September 30, 2005, the Company was obligated under non-cancelable operating leases, primarily for manufacturing and office equipment. These leases generally contain rental options and provisions for payment of the lease for executory costs (taxes, maintenance and insurance). Rental expenses on equipment were $34,000, $26,000, and $187,000 for fiscal 2005, 2004 and 2003, respectively.

Litigation

On August 13, 2003 General Electric Company ("GE") commenced an action in the state of Connecticut against the Company and Vishay Intertechnology, Inc. The complaint was amended on February 13, 2004. The action alleges causes of action for breach of a manufacturing services contract, which had an initial value of $4.4 million, breach of express warranty, breach of implied warranty and a violation of the Connecticut Unfair Trade Practices Act. Vishay supplied a component that the Company used to assemble printed circuit boards for GE that GE contends failed to function properly requiring a product recall. GE claims damages "in excess of $15,000" plus interest and attorneys' fees. The Company has made a motion to dismiss the action in Connecticut for lack of jurisdiction and the motion is pending. During the pendency of the motion, IEC has filed a protective crossclaim against Vishay, and GE has filed a second action against IEC and Vishay in New York State Supreme Court as a protective measure in the event that its Connecticut action is dismissed. The position of the Company is that the contract with GE was substantially completed and that it has meritorious defenses and basis for a cross claim against Vishay.

10. RETIREMENT PLAN:

The Company has a retirement savings plan, established pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is for the exclusive benefit of its eligible employees and beneficiaries. Eligible employees may elect to contribute a portion of their compensation each year to the plan. The plan allows the Company to make discretionary contributions as determined by the Board of Directors. There were no discretionary contributions for fiscal 2005, 2004, or 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
IEC Electronics Corp.
Newark, New York

We have audited the accompanying consolidated balance sheets of IEC Electronics Corp. (a Delaware Corporation) & Subsidiaries as of September 30, 2005 and 2004, and the related consolidated statements of operations, comprehensive income and stockholders' equity, and cash flows for the three years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our auditors included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IEC Electronics Corp. & Subsidiaries as of September 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rotenberg & Co., LLP

Rotenberg & Co., LLP

Rochester, New York
October 21, 2005

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BOARD OF DIRECTORS

David J. Beaubien
Director and Chairman of Yankee Environmental
Systems, Inc.

W. Barry Gilbert
Chairman of the Board and Chief Executive Officer of the Company; Retired President Thermal Management Group of Bowthorpe Plc. of Crawley, West Sussex, England (now known as Spirent).

Robert P.B. Kidd
Retired President
Blue Water Insurance, Inc.

Eben S. Moulton
President
Seacoast Capital Corporation

James C. Rowe
President
Rowe and Company LLC

Justin L. Vigdor
Senior Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP

OFFICERS

W. Barry Gilbert
Chairman of the Board and
Chief Executive Officer

Donald S. Doody
Vice President of Operations

Jeffrey T. Schlarbaum
Vice President of Marketing and Sales

Brian H. Davis
Vice President, Chief Financial Officer and Controller

Martin S. Weingarten
Corporate Secretary

Cautionary Statement/10-K Reports

In an effort to give investors a well-rounded view of trends and future opportunities, this report includes several forward-looking statements. Caution is advised in assessing these as they necessarily involve substantial uncertainty. Our 10-K report discusses these risks in greater detail including sections on timing of orders and shipments, availability of materials, product mix and general market conditions. 10-K reports are readily available on-line at www.sec.gov or by writing Brian Davis, CFO.

IEC Electronics Corp.
105 Norton Street
P.O. Box 271
Newark, NY 14513-0271
Telephone: (315) 331-7742

INVESTOR INFORMATION

Annual Meeting
9:00 a.m, Wednesday, January 25, 2006 at IEC, 105 Norton Street, Newark, NY

Change of Address, Lost Certificates and Ownership Transfers
Mellon Investor Services
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
Telephone: (800) 851-9677
Foreign Shareholders:
(201) 680-6578
TDD for Hearing Impaired:
(800) 231-5469
TDD Foreign Shareholders:
(201) 329-8354
www.melloninvestor.com

Stock Market
Shares trade on the Over the Counter Bulletin Board under the symbol IECE.OB

Independent Accountants
Rotenberg & Co. LLP
1870 Winton Road South
Suite 200
Rochester, NY 14618

Legal Counsel
Boylan, Brown, Code, Vigdor and Wilson, LLP
2400 Chase Square
Rochester, NY 14604-1915

Investor Relations
Brian H. Davis
Chief Financial Officer
IEC Electronics Corp.